SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

UserTesting, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91734E101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 34631B101	13 G	Page 2 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund III L.P. (“AGF3”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
26,727,498 shares, all of which are owned by AGF3. Accel Growth Fund III Associates L.L.C. (“AGF3A”), the general partner of AGF3, may be deemed to have sole power to vote these shares, and Andrew G. Braccia ("AGB"), a director of the issuer and managing member of AGF3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
26,727,498 shares, all of which are owned by AGF3. AGF3A, the general partner of AGF3, may be deemed to have sole power to dispose of these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	26,727,498
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.0%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 140,852,135 shares of Common Stock outstanding as of September 30, 2021, as reported in the issuer’s final prospectus, filed with the Securities and Exchange Commission on November 17, 2021 pursuant to Rule 424B4 (the “Final Prospectus”).

CUSIP NO. 91734E101	13 G	Page 3 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund III Strategic Partners L.P. (“AGF3SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,261,825 shares, all of which are owned by AGF3SP. AGF3A, the general partner of AGF3SP, may be deemed to have sole power to vote these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,261,825 shares, all of which are owned by AGF3SP. AGF3A, the general partner of AGF3SP, may be deemed to have sole power to dispose of these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,261,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 140,852,135 shares of Common Stock outstanding as of September 30, 2021, as reported in the Final Prospectus.

CUSIP NO. 91734E101	13 G	Page 4 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund III Associates L.L.C. ("AGF3A")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
27,989,323 shares, of which 26,727,498 are directly owned by AGF3 and 1,261,825 are directly owned by AGF3SP. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to vote these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to vote these shares..
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
27,989,323 shares, of which 26,727,498 are directly owned by AGF3 and 1,261,825 are directly owned by AGF3SP. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to dispose of these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	27,989,323
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.9%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 140,852,135 shares of Common Stock outstanding as of September 30, 2021, as reported in the Final Prospectus.

CUSIP NO. 91734E101	13 G	Page 5 of 11

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2014 L.L.C. (“AGFI14”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,770,718 shares, all of which are owned by AGFI14. AGB, a director of the issuer and managing member of AGFI14, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 1,770,718 shares, all of which are owned by AGFI14. AGB, a director of the issuer and managing member of AGFI14, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,770,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 140,852,135 shares of Common Stock outstanding as of September 30, 2021, as reported in the Final Prospectus.

CUSIP NO. 91734E101	13 G	Page 6 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew G. Braccia ("AGB")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6	SHARED VOTING POWER
29,760,041 shares, of which 26,727,498 are directly owned by AGF3, 1,261,825 are directly owned by AGF3SP, and 1,770,718 are directly owned by AGFI14. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and managing member of AGF3A and AGFI14, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER See response to row 8.
8	SHARED DISPOSITIVE POWER
29,760,041 shares, of which 26,727,498 are directly owned by AGF3, 1,261,825 are directly owned by AGF3SP, and 1,770,718 are directly owned by AGFI14. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and managing member of AGF3A and AGFI14, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,760,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.1%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 140,852,135 shares of Common Stock outstanding as of September 30, 2021, as reported in the Final Prospectus.

CUSIP NO. 91734E101	13 G	Page 7 of 11

ITEM 1(A)	NAME OF ISSUER UserTesting, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 144 Townsend Street San Francisco, CA 94107
ITEM 2(A).

NAME OF PERSONS FILING

This joint Schedule 13G is being filed by Accel Growth Fund III L.P. ("AGF3"), Accel Growth Fund III Strategic Partners L.P. ("AGF3SP"), Accel Growth Fund III Associates L.L.C. ("AGF3A"), Accel Growth Fund Investors 2014 L.L.C. ("AGFI14"), and Andrew G. Braccia ("AGB"). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AGF3 and AGF3SP. AGB, a director of the issuer and managing member of AGF3 and AGFI14, may be deemed to have shared power to vote and shared power to dispose of these shares.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE The address for each of the Reporting Persons is: Accel Partners 500 University Avenue Palo Alto, CA 94301
ITEM 2(C).	CITIZENSHIP AGF3 and AGF3SP are Delaware limited partnerships. AGF3A and AGFI14 are Delaware limited liability companies. AGB is a United States Citizen.
ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, $0.0001 par value per share
ITEM 2(E).	CUSIP NUMBER 91734E101
ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

CUSIP NO. 91734E101	13 G	Page 8 of 11

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AGF3 and AGF3SP, and the limited liability company agreements of AGF3A and AGFI14, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not Applicable.

ITEM 10.	CERTIFICATION. Not Applicable.

CUSIP NO. 91734E101	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Entities:

Accel Growth Fund III L.P.*

Accel Growth Fund III Strategic Partners L.P.*

Accel Growth Fund III Associates L.L.C.*

Accel Growth Fund Investors 2014 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

Individuals:           Andrew G. Braccia*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 91734E101	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 91734E101	13 G	Page 11 of 11

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of UserTesting, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2022

Entities:

Accel Growth Fund III L.P.*

Accel Growth Fund III Strategic Partners L.P.*

Accel Growth Fund III Associates L.L.C.*

Accel Growth Fund Investors 2014 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

Individuals:           Andrew G. Braccia*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.